Mail Stop 3561

July 5, 2006

Via U.S. Mail
Mr. Patrick Ossenbeck
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, FL 33442

Re: World Omni Auto Receivables LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed June 16, 2006
File No. 333-133809

Dear Mr. Ossenbeck,

       We have reviewed your responses to the comments in our letter dated May 26, 2006 and have the following additional comments. Please note that all page references below correspond to the bound version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Prospectus Supplement

Cover Page

1. We reissue comment 5 of our letter of May 26, 2006 with regard to listing the financial guarantee insurance policy and the note insurer on the cover. Registrants should exercise discretion in describing only the material asset types or features reasonably contemplated to be included in an actual takedown. However, if you contemplate using an insurance policy, then all required disclosure regarding such policy should be provided.

Base Prospectus

Description of the Trust Documents

Credit and Cash Flow Enhancements, page 26

2. We note your disclosure in the first paragraph that credit enhancement may include "a variation of" those listed in the bullet points that follow. Please revise to delete this language or describe each variation that you may include.

3. While we note your response to comment 9 of our letter dated May 26, 2006, we reissue the comment. Please tell us which forms of credit support you anticipate may be applied concurrently to more than one series of securities. Please also describe the mechanics of how the shared credit support will operate, including how it will be funded, or how it will be acquired.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (312) 660-0110
Jeffrey O'Connor, Esq.
Kirkland & Ellis LLP